SECU[RITIES AND EXCHANGE COMM]ISSION

06008079

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH, D.C.

SEC FILE NUMBER
8-53450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSG SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 FOURTH AVENUE, SUITE 2800
(No. and Street)

SEATTLE (City) WA (State) 98154-1199 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL LABOSIER 206-447-4255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HELLAM, VARON & CO. INC. P.S.
(Name – *if individual, state last, first, middle name*)

1750 -112TH AVENUE NE, SUITE E200, BELLEVUE, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. Labosier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FSG Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

— None —

[Notary seal: KRISTIN N. COOLEY, NOTARY PUBLIC, STATE OF WASHINGTON, COMMISSION EXPIRES 07-02-06]

Kristin N. Cooley
Notary Public

[Signature]
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

FSG Securities, LLC

Statements of Financial Condition

December 31, 2005 and 2004

and

Independent Auditor's Report

Hellam|Varon
CERTIFIED|PUBLIC|ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Member of FSG Securities, LLC

We have audited the accompanying statements of financial condition of FSG Securities, LLC (a wholly-owned subsidiary of FSG Holdings, LLC) as of December 31, 2005 and 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FSG Securities, LLC as of December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Bellevue, Washington
February 7, 2006

FSG SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

	2005	2004
ASSETS		
Cash	$ 59,706	$ 51,409
Commissions receivable	721	19,606
	$ 60,427	$ 71,015
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable	$ 5,264	$ 14,623
Accrued liabilities	18,371	9,239
	23,635	23,862
Member's equity	36,792	47,153
	$ 60,427	$ 71,015

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

FSG Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company is a Limited Liability Company formed in Washington State and is a wholly-owned subsidiary of FSG Holdings, LLC (the Owner). The Company earns commission income from sales of insurance products and securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit risk - Credit risk is represented by unsecured commissions receivable. No provision for bad debts is provided based on historical experience and management's evaluation of outstanding receivables at the end of the year.

Income taxes - The Company is not a taxpaying entity for federal income tax purposes, and thus no federal income tax expense has been recorded in the statements. Income of the Company is reported on the return of the Owner. The Company is subject to a limited liability company fee in California.

3. RELATED PARTY TRANSACTIONS

Accrued liabilities include $18,371 and $7,602 to the Owner at December 31, 2005 and 2004, respectively.

As the Company and Owner are under common control, the Company's financial position and operating results may be significantly different from those that would have been obtained had the entities been autonomous.

4. CONTINGENCY

Pursuant to clearing agreements that were terminated November 30, 2005, the Company introduced all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' account balances were carried on the books of the clearing broker. In accordance with the clearing agreements, the Company agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitored collateral on the customers' accounts.

As of December 1, 2005, the Company is a limited broker-dealer that deals in mutual funds and/or variable annuities only.